SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1 )

                         Addington Resources, Inc.
                            (Name of Issuer)

                      Common Stock, par value $.01
                     (Title of Class of Securities)

                                006516108
                             (CUSIP Number)

          Mr. Howard P. Berkowitz           (212) 664-0990
          HPB Associates, L.P.              888 Seventh Avenue
                                      New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            April 3, 1995
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
              WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                955,285

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                  -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER           955,285

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER             -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 955,285

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           6.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER           955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               6.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 to Schedule 13D restates all
Items of Schedule 13D in accordance with Rule 101(a)(2)(ii) of Regulation S-T.

Item 1.     Security and Issuer.

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of ADDINGTON RESOURCES, INC., a Delaware corporation whose principal executive offices are located at 1500 North Big Run Road, Ashland, Kentucky 41102 (the "Company").

Item 2.     Identity and Background.

            This Schedule 13D is being filed on behalf of HPB Associates, L.P., a Delaware limited partnership whose principal offices are located at 888 Seventh Avenue, New York, New York 10106 (the "Partnership"), and Mr. Howard P. Berkowitz, with respect to the shares of Common Stock owned by the Partnership. The Partnership is a private investment partnership.

            Mr. Berkowitz is the managing partner of the Partnership. Mr. Berkowitz's present principal occupation is acting as managing partner of the Partnership. Mr. Clifford Greenberg and Mr. Jonathan Vannini are each a general partner of the Partnership. The present principal occupation of each of Mr. Greenberg and Mr. Vannini is acting as a general partner of the Partnership. The business address of each of Messrs. Berkowitz, Greenberg and Vannini is 888 Seventh Avenue, New York, New York 10106. Messrs. Berkowitz, Greenberg and Vannini are citizens of the United States.

            Neither the Partnership nor Mr. Berkowitz, Mr.
Greenberg or Mr. Vannini has, during the last five years:

            A.    been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); or

            B. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for the purchases reported by the Partnership herein was the Partnership's capital. The total amount of funds used by the Partnership to purchase the 955,285 shares of Common Stock owned by it is $10,140,584.

Item 4.     Purpose of Transaction.

            The purpose of the acquisition of shares of Common Stock by the Partnership is for investment. The Partnership intends to review its holdings with respect to the Company on a continuing basis. Depending on the Partnership's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Partnership may acquire additional shares of Common Stock or other securities of the Company; sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.

            On April 3, 1995, Howard P. Berkowitz was appointed to the Company's Board of Directors and named as Chairman of a Special Committee of five directors. The Special Committee is authorized by the Board of Directors to independently consider a proposal, announced March 1, 1995, made by the Company's founder, Larry Addington and his brothers, Bruce Addington and Robert Addington, to acquire all of the Company's non-environmental subsidiaries. Pending the consummation of the transaction contemplated by the Addingtons' proposal, the Special Committee will manage the business and assets of the Company's environmental business.

            Except as stated above, the Partnership has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Partnership may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date of this filing, the Partnership beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 955,285 shares of the Common Stock or 6.0% of the outstanding shares of Common Stock (based upon 15,906,251 shares of Common Stock reported to be outstanding by the Company as of March 27, 1995 in the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

            (b) The Partnership has the power to vote and dispose of the 955,285 shares of Common Stock beneficially owned by it, which power may be exercised by its managing partner, Mr.
Berkowitz.

            (c) There were no transaction in the Common Stock effected by the reporting persons during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Issuer's Securities

            Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            None.

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 1994

                                    HPB ASSOCIATES, L.P.


                                    By:  /s/ Howard P. Berkowitz
                                         -----------------------
                                         Howard P. Berkowitz,
                                         Managing Partner


                                     /s/ Howard P. Berkowitz
                                     ---------------------------
                                         Howard P. Berkowitz